                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                        (Amendment No.       2      )*


                       SOUTHERN PERU COPPER CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 843611 10 4
                    -------------------------------------
                                (CUSIP Number)


Robert W. Webb. Esq., 225 W. Washington St., Chicago, IL 60606 (312) 372-9500
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                March 3, 1997
                      ---------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on following page(s))
                              Page 1 of 12 pages

---------------------                                                                   ------------------
CUSIP NO. 843611 10 4                                              13D                  Page 2 of 12 Pages
---------------------                                                                   ------------------
----------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Cerro Trading Company, Inc.
----------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                       (a) / /
                                                                                                       (b) /X/
----------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS *

        00
----------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

----------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
----------------------------------------------------------------------------------------------------------

          NUMBER                    7           SOLE VOTING POWER

        OF SHARES                               11,378,088 shares of Class A Common Stock

       BENEFICIALLY               ------------------------------------------------------------------------

        OWNED BY                    8           SHARED VOTING POWER

         EACH                                           0

                                  ------------------------------------------------------------------------
       REPORTING                    9           SOLE DISPOSITIVE POWER

        PERSON                                  11,378,088 shares of Class A Common Stock

                                  ------------------------------------------------------------------------
         WITH                       10          SHARED DISPOSITIVE POWER
                                                        0

----------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,378,088 shares of Class A Common Stock

----------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                                         [  ]
----------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

        Approximately 17.3% of Class A Common Stock and approximately 14.2% of Common Shares (as hereinafter defined) outstanding.  See Item 5 below.

----------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

        CO

----------------------------------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.
          The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), and the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock" and, together with the Common Stock, the "Common Shares"), of Southern Peru Copper Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 180 Maiden Lane, New York, New York 10038.

ITEM 2.   IDENTITY AND BACKGROUND.
          This statement is filed on behalf of Cerro Trading Company, Inc., a Delaware corporation ("Cerro" or the "Reporting Person"), the principal offices of which are located at 225 West Washington Street, Chicago, Illinois 60606. Certain information regarding the directors and executive officers of Cerro and the controlling persons thereof is included in Appendix A attached hereto and incorporated herein by this reference.

          During the last five years, neither the Reporting Person nor, to the best of its knowledge, any person controlling the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          In connection with a reorganization of Southern Peru Copper Corporation, Cerro, together with ASARCO Incorporated ("Asarco") and Phelps Dodge Overseas Capital Corporation ("Phelps Dodge", and collectively with Cerro and ASARCO, the "Founding Stockholders"), surrendered 13,600,334 shares, 41,436,360 shares and 10,680,799 shares, respectively, of Southern Peru Limited representing 100% of the outstanding shares of Southern Peru Limited, in exchange for shares of Class A Common Stock of the Issuer (the "Founding Stockholder Exchange").

ITEM 4.   PURPOSES OF TRANSACTION.
          In connection with the Founding Stockholder Exchange, the Issuer conducted an exchange offer (the "Exchange Offer") pursuant to which it offered to exchange Common Stock for outstanding labor shares of the Peruvian Branch of Southern Peru Limited. The purpose of the Founding Stockholder Exchange was to provide holders of labor shares with representation on the Issuer's Board of Directors while maintaining ultimate stockholder direction in the hands of the Founding Stockholders. On January 2, 1996, the Issuer completed the Exchange Offer.
     Cerro held its shares in Southern Peru Limited as a long-term investment and currently holds the Class A Common Stock of the Issuer with the same intent. In accordance with its previously reported intent, Cerro transferred by gift 2.2 million Common Shares to a charitable foundation during the first quarter of 1996. This transfer automatically converted such shares of Class A Common Stock into shares of Common Stock. Also, in accordance with its previously reported intent, effective March 3, 1997, Cerro transferred by gift 650,000 shares of Class A Common Stock to a charitable foundation. This transfer automatically converted such shares of Class A Common Stock into shares of Common Stock. Depending on market and other conditions, the Reporting Person may acquire additional Common Shares if such Common Shares become available at prices that are attractive to it. On the other hand, depending on market and other conditions, the Reporting Person may dispose of all or a portion of the Class A Common Stock that it now owns or may hereafter acquire. Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Cerro currently beneficially owns 11,378,088 shares of Class A Common Stock, representing approximately 17.3% of the outstanding Class A Common Stock of the Issuer and approximately 14.2% of the outstanding Common Shares of the Issuer. Class A Common Stock is convertible on a one-for-one basis to Common Stock at the option of the holder or automatically upon the sale or transfer of the Class A Common Stock to a non-affiliate of a Founding Stockholder. The Common Stock and the Class A Common Stock may be deemed to constitute a single class of equity securities for purposes of Regulation 13D under the Exchange Act.
     Except as set forth herein and with the exception of Jay A. Pritzker, who beneficially owns 400 Common Shares and Robert A. Pritzker, who beneficially owns 400 Common Shares (exclusive of 200 Common Shares owned by his wife, beneficial ownership of which Mr. Robert Pritzker disclaims), neither the Reporting Person nor, to the best of its knowledge, any other individuals named in Appendix A hereto, beneficially owns any Common Shares.
     (b) The Reporting Person has sole power to vote and to dispose of 11,378,088 shares of Class A Common Stock. Except with respect to the election of directors or as required by law, the Common Stock and Class A Common Stock vote together as a single class. Each share of Common Stock has one vote per share and each share of Class A Common Stock has five votes per share on all matters submitted to a vote of stockholders, voting as one class.
     (c)  None, except as described in Items 3 and 4 above.
     (d)  Not applicable.
     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Each of the Founding Stockholders has entered, together with Southern Peru Limited and the Issuer, into the Stockholders' Agreement dated as of January 2, 1996 (the "Stockholders' Agreement"), pursuant to which each Founding Stockholder has the right to nominate that number of 12 directors of the Issuer which is in proportion to the percentage of Class A Common Stock owned by such Founding Stockholder (or its affiliates) out of the aggregate Class A Common Stock then owned by all holders of Class A Common Stock (without any minimum required number of shares). The foregoing is qualified in its entirety by reference to the Stockholders' Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference.
     Except for the Stockholders' Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Stockholders' Agreement dated as of January 2, 1996 by and among the Issuer, Southern Peru Limited and Founding Stockholders.*




          *Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this previously filed paper exhibit is not required to be restated electronically.

                                  SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October 13, 1997          CERRO TRADING COMPANY, INC., a Delaware
                                  corporation


                                 By: /s/ R. C. Gluth
                                    ---------------------------------------
                                 Title: Vice President
                                       ------------------------------------

                                EXHIBIT INDEX



Exhibit                  Description                                    Page
-------                  -----------                                    ----
 1                       Stockholders' Agreement among Issuer,
                         Southern Peru Limited, ASARCO Incorporated,
                         Cerro Trading Company, Inc. and Phelps Dodge
                         Overseas Capital Corporation*



                         *Pursuant to Rule 101(a)(2)(ii) of Regulation
                         S-T, this previously filed paper exhibit is not required to be restated electronically.

                                  APPENDIX A
                                  ----------

     Set forth below is certain information regarding the directors and executive officers of Cerro and the controlling persons thereof.

     1.   INFORMATION REGARDING CERRO TRADING COMPANY, INC.

     The name, business address and present principal occupation or employment of each director and executive officer of Cerro and the name and principal business of any corporation or other organization in which such employment is conducted is set forth below. Each director and executive officer listed below is a United States citizen.

                            PRESENT PRINCIPAL OCCUPATION
NAME AND BUSINESS ADDRESS          OR EMPLOYMENT
-------------------------   ----------------------------
Robert A. Pritzker          Director and President of Cerro; Director and
225 West Washington Street  President of Marmon Holdings, Inc.; Director,
Chicago, Illinois  60606    President and Chief Executive Officer of The
                            Marmon Group, Inc.

R.C. Gluth                  Director, Vice President and Treasurer of
225 West Washington Street  Cerro; Director, Vice President and Treasurer
Chicago, Illinois  60606    of Marmon Holdings, Inc.; Director, Executive Vice
                            President and Treasurer of The Marmon Group, Inc.

Robert W. Webb              Secretary and General Counsel of Cerro; Vice
225 West Washington Street  President and Secretary of Marmon Holdings,
Chicago, Illinois  60606    Inc.; Vice President, Secretary and General
                            Counsel of The Marmon Group, Inc.

Jay A. Pritzker             Vice President of Cerro; Director and
200 West Madison Street     Chairman of the Board of Marmon Holdings,
Chicago, Illinois 60606     Inc.; Chairman of the Board of Hyatt Corporation, a
                            domestic hotel management company

     Cerro is a wholly-owned subsidiary of The Marmon Corporation.

     2.   INFORMATION REGARDING THE MARMON CORPORATION

     The name, business address and present principal occupation or employment of each director and executive officer of The Marmon Corporation and the name and principal business of any corporation or other organization in which such employment is conducted is set forth below. Each director and executive officer listed below is a United States citizen.

                                  PRESENT PRINCIPAL OCCUPATION
NAME AND BUSINESS ADDRESS                 OR EMPLOYMENT
-------------------------         ----------------------------
Jay A. Pritzker                   Director and Chairman of the Board
200 West Madison Street           of The Marmon Corporation; Chairman
Chicago, Illinois  60606          of the Board of Marmon Holdings, Inc.
                                  Chairman of the Board of Hyatt Corporation,
                                  a domestic hotel management company

Robert A. Pritzker                Director, President and Chief Executive
225 West Washington Street        Officer of The Marmon Corporation; Director,
Chicago, Illinois  60606          President and Chief Executive Officer of The
                                  Marmon  Group, Inc.; Director and President
                                  of Marmon Holdings, Inc.

R.C. Gluth                        Director, Executive Vice President and
225 West Washington Street        Treasurer of The Marmon Corporation; Director,
Chicago, Illinois  60606          Executive Vice President and Treasurer of The
                                  Marmon Group, Inc.; Director, Vice President
                                  and Treasurer of Marmon Holdings, Inc.

Robert W. Webb                    Vice President, Secretary and General
225 West Washington Street        Counsel of The Marmon Corporation; Vice
Chicago, Illinois  60606          President, Secretary and General Counsel of
                                  The Marmon Group, Inc.; Vice President and
                                  Secretary of Marmon Holdings, Inc.

Gerald T. Shannon                 Senior Vice President of The Marmon
225 West Washington               Corporation; Senior Vice President of The
Chicago, Illinois 60606           Marmon Group, Inc.

N.C. Gustafson                    Vice President ) Taxes of The Marmon
225 West Washington               Corporation; Vice President - Taxes of The
Chicago, Illinois 60606           Marmon Group, Inc.

     Marmon Holdings, Inc. directly and indirectly holds 100% of the issued and outstanding stock of The Marmon Corporation.


     3.   INFORMATION REGARDING MARMON HOLDINGS, INC.

     The name, business address and present principal occupation or employment of each director and executive officer of Marmon Holdings, Inc. and the name and principal business of any corporation or other organization in which such employment is conducted is set forth below. Each director and executive officer listed below is a United States citizen.


                                  PRESENT PRINCIPAL OCCUPATION
NAME AND BUSINESS ADDRESS               OR EMPLOYMENT
-------------------------         ----------------------------
Jay A. Pritzker                   Director and Chairman of the
200 West Madison Street           Board of Marmon Holdings, Inc.;
Chicago, Illinois  60606          Chairman of the Board of Hyatt Corporation,
                                  a domestic hotel management company

Robert A. Pritzker                Director and President of Marmon
225 West Washington Street        Holdings, Inc.; Director, President and Chief
Chicago, Illinois  60606          Executive Officer of The Marmon Group, Inc.

R.C. Gluth                        Director, Vice President and
225 West Washington Street        Treasurer of Marmon Holdings, Inc.; Director,
Chicago, Illinois  60606          Executive Vice President and Treasurer of
                                  The Marmon Group, Inc.

Robert W. Webb                    Vice President and Secretary of
225 West Washington Street        Marmon Holdings, Inc.; Vice President,
Chicago, Illinois  60606          Secretary and General Counsel of The Marmon
                                  Group, Inc.


     Eighty-four percent of the issued and outstanding Common Stock of Marmon Holdings, Inc. is owned by Charles Evans Gerber, not individually but solely as co-trustee of F.L.P. Trusts Nos. 10-17 and 19-21, which trusts were created for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased.


     Charles Evans Gerber is a partner in the law firm of Neal, Gerber & Eisenberg and his business address is 2 North LaSalle Street, Suite 2100, Chicago, Illinois 60602. To the best of Cerro's knowledge, Mr. Gerber has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.



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